Exhibit 4.2

Mazor Robotics Ltd.

2011 Share Option Plan

This plan, as amended from time to time, shall be known as the Mazor Robotics Ltd. 2011 Share Option Plan (the “Plan”).

In this Plan words importing any gender shall include all other genders.

1.	PURPOSES OF THE PLAN

The purposes of this  Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, members of the board of directors of Mazor Robotics Ltd. (the “Company”), consultants and other service providers of the Company and of the Company’s Subsidiaries (as defined in Section 2 below), to promote the success of the Company and its Subsidiaries (as defined in Section 2 below) and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Plan.

2.	DEFINITIONS

For the purposes of this Plan and related documents, including any Award Agreement, the following terms shall have the following meanings:

2.1	Administrator means the Board or any of its committees as shall be appointed by the Board to administer the Plan, in accordance with Section 6 hereof.

2.2	Adoption Date means the later of the date on which the Board adopted this Plan and the date the Plan was approved by the Company’s shareholders, if such approval is necessary under Applicable Laws.

2.3
Applicable Laws means the requirements relating to the adoption of and/or the administration of stock option plans under the relevant laws and regulations of the State of Israel, any stock exchange or quotation system on which the Shares and/or may be listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan, as well as the Articles of Association of the Company.

2.4
Articles of Association means the articles of association of the Company as amended from time to time and all shareholders rights agreements, as amended from time to time, which may be entered into by the Company and/or its Shareholders.

2.5	Award shall mean any option granted to a Grantee under the Plan.

2.6	Award Agreement means a written agreement between the Company and a Grantee evidencing the terms and conditions of an individual Award grant, as further specified in Section 8.

2.7	Award Share means the Shares subject to an Award.

2.8	Board means the board of directors of the Company.

2.9	Business Day means a day (not being a Friday or Saturday) on which banks are open for business in Israel.

2.10
Cause means: (i) any action by a Grantee involving willful malfeasance or a willful breach of such a Grantee’s fiduciary duties in connection with such Grantee’s employment or engagement with the Company or with any Subsidiary; (ii) the conviction of a Grantee in a court of law of, or a guilty plea by the Grantee to, a felony or a fraud or any other similar act; (iii) substantial and continuing refusal or neglect by a Grantee to perform the duties requested of him or her (including without limitation, abiding policies relating to confidentiality and reasonable workplace conduct) provided such duties are expected to be performed by a person engaged for a similar capacity (other than as a result of death, illness or other objective incapacity) which refusal or neglect continues for a period of ten days after written notice thereof is provided to the Grantee from the Company or from the respective Subsidiary; (iv) an act of moral turpitude, or any similar act, to the extent that such act causes or may cause injury to the reputation of the Company and/or to any of the Company’s Subsidiaries; (v) any other act or omission which, in the reasonable opinion of the Company, could materially financially harm the Company and/or any of the Company’s Subsidiaries or harm the business reputation of the Company and/or any of the Company’s Subsidiaries; (vi) any other circumstance deemed by law to constitute termination for cause, including circumstances relieving an employer from the duty to pay severance pay to the Grantee; or (vii) termination of a Grantee’s employment for cause in accordance with provisions of his or her employment agreement or engagement agreement, if any, with the Company.

2.11	Committee means a committee of directors appointed by the Board in accordance with Section 6 hereof.

2.12	Consultant means any person who is engaged by the Company and/or a Subsidiary to render consulting or advisory services to the Company and/or the Subsidiary.

2.13
Disability means any physical or mental impairment, which has lasted or is expected to last for a continuous period of not less than six consecutive months or an aggregate of six months in any twelve month period and which causes the Grantee's total and permanent disability to engage in any substantial gainful activity.

2.14
Effective Date means the date on which the Award Agreement is signed by the Company and the Grantee. The “Effective Date” of Trustee Stock Options shall be the date on which such Trustee Stock Options are allocated to the Trustee.

2.15	Election shall have the meaning ascribed to it in Section 4 below.

2.16
Employee means any person employed by the Company or any Subsidiary or any person who is engaged as a director or officer of the Company or any Subsidiary, who is not a "Controlling Shareholder", as defined in Section 32 (9) of the Ordinance, prior to and after the issuance of the Awards. A person employed by the Company or any Subsidiary shall not cease to be an Employee for the purposes of the Plan in the case of (i) any leave of absence approved by the Company or any Subsidiary or, (ii) transfers between locations of the Company or, (iii) transfer of employment between the Company, its Subsidiaries and any successor.

2.17	Exercise Date means the date on which the Grantee exercises his Awards, subject to the compliance with all of provisions set out in Section 11 of this Plan.

2.18	Exercise Price means the amount stipulated in the Award Agreement, to be paid by the Grantee to the Company in order to exercise an Award into an Award Share.

2.19	Grantee means the holder of an outstanding Award granted under the Plan.

2.20	IPO means the initial public offer of the Company's shares.

2.21	ITA means the Israeli Tax Authorities.

2.22
Merger or Acquisition shall mean (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation); or (ii) a sale of all or substantially all of the assets of the Company (including, for purposes of this Section, intellectual property rights which, in the aggregate, constitute substantially all of the Company’s material assets); unless in each case, the Company’s stockholder of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Company’s acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity; or (iii) more than fifty percent (50%) of the voting power of the Company is transferred to an unrelated third party pursuant to a transaction or series of related transactions.

2.23	Ordinance means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.24	Plan means this Mazor Robotics Ltd. 2011 Share Option Plan.

2.25	Purchaser means the Company (if and as permitted by law) and/or any of its Subsidiaries and/or any other person or entity designated for this purpose by the Company.

2.26	Privatization means an event pursuant to which the Company's shares shall cease to be publicly traded and revert to private ownership.

2.27	Service Provider means an Employee or a Consultant.

2.28	Share means a share of the Company's Ordinary Shares having a par value of NIS 0.01.

2.29
Subsidiary means any company other than the Company, whether now or hereafter existing, in an unbroken chain of companies beginning with the Company if at the time of granting of the Awards each of the companies other than the last company in an unbroken chain owns shares possessing 50 percent or more of the total combined voting power of all classes of shares in one of the other companies in such chain.

2.30	Stock Exchange means the Tel Aviv Stock Exchange Ltd. or the stock exchange of any other state.

2.31
Trustee means a person or entity appointed by the Board or the Committee and approved by the Income Tax Officer to hold Trustee Stock Options on behalf of the Grantee according to the conditions set forth in Section 102.

2.32	Trustee Stock Options means all 102 Capital Gain Stock Options and 102 Ordinary Income Stock Options.

2.33	Vesting Schedule has the meaning set forth in Section 8.4.

3.	TYPES OF AWARDS

The Plan is intended to enable the Company to issue Awards subject to Applicable Law  and to Section 4, including without limitation (i) Stock Options without a trustee pursuant and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”), as amended and any regulations, rules, orders or procedures promulgated there under including tax rules (Preferential Tax Treatment regarding Issuance of Shares to Employees), 2003 (“Section 102) (such options, “Non Trustee 102 Stock Options”); (ii) Stock Options allocated to a Trustee  under the capital gains track pursuant and subject to the provisions of Section 102 of the Ordinance (such options, “102 Capital Gain Stock Options”); (iii) Stock Options allocated to a Trustee under the ordinary income track pursuant and subject to the provisions of Section 102 of the Ordinance (such options, “102 Ordinary Income Stock Options”) (iv) Stock Options pursuant to Section 3(i) of the Ordinance (“3(i) Stock Options) (all Non Trustee 102 Stock Options, 102 Capital Gain Stock Options, 102 Ordinary Income Stock Options, 3(i) Stock Options each an “Option”, and collectively, the “Options”); Apart from issuance under the relevant tax regimes in the State of Israel, the Plan contemplates issuances to Grantees  in other jurisdictions with respect to which the Administrator is empowered to make the requisite adjustments in the Plan and set forth the relevant conditions in the Company’s agreement with the Grantee in order to comply with the requirements of the tax regimes in said jurisdictions.

The Plan contemplates the issuance of Awards by the Company, both as a private company and as a publicly traded company.

4.	THE ELECTION

It is clarified, that, with regard to Trustee Stock Options, although this Plan enables the Company to grant both types of Trustee Stock Options during its Term (as set forth in Section 9 below), the Company must choose between granting 102 Capital Gain Stock Options and 102 Ordinary Income Stock Options (the “Election”) at any given time during the Term which shall be appropriately filed with the ITA before the Effective Date of Trustee Stock Options. The Company can change such Election only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election. Until the Election is changed all Trustee Stock Options shall be issued either as 102 Capital Gain Stock Option or as 102 Ordinary Income Stock Option in accordance with the Election. For the avoidance of doubt, such Election shall not prevent the Company from granting Non Trustee 102 Stock Option simultaneously.

5.	AUTHORIZED SHARES

5.1
Awards may be granted under the Plan, subject to the provisions of Section 16.1 of the Plan, for up to an aggregate of 2,191,632 Shares. The Awards may be granted at any time, during a period of ten (10) years beginning on the Adoption Date.

5.2
In case of Trustee Stock Options, such Trustee Options may be granted after the passage of thirty days (or a shorter period as and if approved by the tax authorities) following the delivery by the Company to the appropriate Israeli Income Tax Authorities of a request for approval the Plan and the Trustee according to Section 102.

5.3
Subject to receipt of required consents under applicable law for the Plan and making grants thereunder, as long as the Company is publically traded on TASE, Awards may be granted at any time following the lapse of the requisite period under the Securities Law, 5748-1968 and regulations promulgated thereunder. The Awards shall be granted to the Grantees for no consideration and shall not be registered for trade on a stock exchange.

5.4
Notwithstanding the above, if within 90 days of delivery of the abovementioned request, the tax officer notifies the Company of its decision not to approve the Plan, the Awards that were intended to be granted as a Trustee Stock Options shall be deemed to be Non Trustee 102 Stock Options, unless otherwise was approved by the Tax officer.

5.5
If an Award expires, is cancelled or otherwise becomes unexercisable without having been exercised in full, the unexercised, canceled or terminated Award Shares which were subject thereto shall become available for future grants under the Plan, and under any other plans or sub-plans, as the Board may determine at its discretion, from time to time; provided, however, that Award Shares that have actually been issued under the Plan shall not be returned to the Plan and shall not become available for future grant under the Plan or under the Company's other share option plans.

5.6
The number of Shares that are subject to Awards under the Plan shall not exceed the number of Shares reserved for the grant of Awards that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available a sufficient number of Shares to satisfy the requirements of the Plan. The Board may, at any time during the term of the Plan, increase the number of the Awards available for grant under the Plan. Such increase must be approved by the Company’s shareholders if so required under the Applicable Laws.

6.	ADMINISTRATION

6.1
Procedure. The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws. The Committee will hold its meetings at such times and places as it may determine and will maintain written minutes of its meetings.

6.2
Powers of the Administrator. Subject to the terms and conditions of the Plan, and in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities and Applicable Laws, the Administrator shall have the authority, in its discretion:

6.2.1
to select the Service Providers to whom Awards may from time to time be granted hereunder, and to grant said Service Providers the Awards. This authority shall be granted solely to the Board, which will take into consideration the recommendations of the Committee.

6.2.2
to make the Election and to determine, from time to time, the type of Awards to be granted to eligible Employees under the Plan, including the determination which Employee will receive Non Trustee 102 Stock Options and subject to the Election pursuant to Section 4 and the provisions of Section 7 below, which Employee will receive 102 Capital Gain Stock Options and/or 102 Ordinary Income Stock Options , and to prescribe the terms and conditions (which need not be identical) of Awards granted under the Plan to such persons;

6.2.3	to approve forms of the Award Agreements for use under the Plan;

6.2.4	to determine the terms and conditions of any Award granted hereunder, including, without limitation, the Vesting Schedule;

6.2.5
to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Company with respect to the Plan, including but not limited to prescribing, amending and rescinding any provisions related to the Plan;

6.2.6
to amend any outstanding Award, subject to Section 17 hereof, and to accelerate the vesting or extend the exercisability of any Award and to waive conditions or restrictions on any Award, to the extent it shall deem appropriate provided that this authority shall be granted to the Board, and only subject to its prior approval to the Committee which approval shall specifically state the number and identity of Grantees which rights the Committee will be authorized to determine.

6.2.7
to allow Grantees to satisfy withholding tax obligations by electing to have the Company, if permitted under Applicable Laws, withhold from the Award Shares to be issued upon exercise of an Award that number of Award Shares having a value equal to the minimum statutory withholding amount. The value of the Award Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Grantees to have Award Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable and after consolation with the Company’s counsel.

6.2.8	to construe and interpret the terms of the Plan, the Award Agreements and Awards.

6.2.9
to grant, at its discretion, to the holder of an outstanding Award, in exchange for the surrender and cancellation of such Award, a new Award having an exercise price equal to, lower than or higher than the Exercise Price of the original Award so surrendered and canceled and containing such other terms and conditions as the Administrator may prescribe in accordance with the provisions of the Plan.

6.3
The Board may fill all vacancies, however caused, in the Committee. The Board may from time to time appoint additional members to the Committee, and may at any time remove one or more Committee members and substitute others.

6.4
Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees. Each member of the Board and the Committee shall be indemnified and held harmless by the Company against any cost or expense (including fees of counsel) reasonably incurred by him, or liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own fraud or bad faith, to the extent permitted by Applicable Laws. Such indemnification shall be in addition to any rights of indemnification the member may have as director or otherwise under the Articles of Association of the Company, any agreement, any vote of share or disinterested directors, or otherwise.

7.	ELIGIBILITY

7.1	General. Awards may be granted to Service Providers as defined in this Plan.

7.2
Non Trustee 102 Stock Options and Trustee Stock Options may be granted only to Employee Grantees who are Israeli residents or are deemed to be Israeli residents for purposes of taxation, and to members of the Board, and shall be granted subject to the Ordinance.

7.3
3(i) Stock Options may be granted only to Service Providers who are Israeli residents or are deemed to be Israeli residents for purposes of taxation, who are not Employees or members of the Board and to an Employee who is a “Controlling Shareholders” as defined in Section 32 (9) of the Ordinance.

7.4
The grant of an Award hereunder shall neither entitle the Grantee to participate nor disqualify the Grantee from participating in, any other grant of Awards pursuant to the Plan or any other option or share plan of the Company or any of its Affiliates.

7.5
Anything in the Plan to the contrary notwithstanding, all grants of Award to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law, 5759-1999 and regulations promulgated thereunder, as in effect from time to time.

7.6
Continuing Relationship. The Plan and the Award Agreements shall not confer upon any Grantee any right with respect to continuing the Grantee’s relationship as a Service Provider with the Company or its Subsidiary, nor shall it interfere in any way with his right or the Company's right, or the right of a Subsidiary, to terminate such relationship at any time, with or without Cause.

8.	AWARD AGREEMENTS

8.1
A Service Provider will be entitled to an Award only if such Award is granted to the Service Provider by the Administrator and an Award Agreement is signed between the Company and him/her. Subject to the terms and conditions of the Plan, each Award Agreement shall contain provisions as the Administrator shall from time to time deem appropriate. Award Agreements need not be identical, but each Award Agreement shall include, by appropriate language, the substance of the applicable provisions set forth herein, and any such provision may be included in the Award Agreement by reference to the Plan. Unless otherwise defined specifically in the Award Agreement and approved by the Board, in the case of a conflict between the terms of any Award Agreement and the Plan, the terms of the Plan shall govern in all cases. An Award Agreement shall include the following:

8.1.1	Number of Shares. Each Award Agreement shall state the number of Award Shares to which the Awards relates.

8.1.2
Type of Award. Each Award Agreement shall specifically state the type of Awards granted thereunder and whether they constitute Non Trustee 102 Stock Option, 102 Capital Gain Stock Options , 102 Ordinary Income Stock Options , 3(i) Stock Options, or otherwise.

8.1.3	Exercise Price. Each Award Agreement shall state the Exercise Price of the Award Shares to which the Award relates. The Exercise Price shall be subject to adjustment as provided in Section 16 hereof.

8.1.4
Term and Vesting of Options. Each Award Agreement shall provide the schedule according to which such Awards may be exercised (“Vesting Schedule”). The Vesting Schedule for the Awards will be determined by the Administrator, provided that (to the extent permitted under Applicable Laws) the Administrator, in its absolute discretion, shall have the authority to accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Subject to the Vesting Schedule, Awards may be exercised into Award Shares during the period of seven (7) years from the Effective Date (the “Exercise Period”) unless otherwise determined by the Administrator (to the extent permitted under Applicable Laws and this Plan). The Exercise Period shall be subject to earlier termination as provided in Section 11 hereof.

8.1.5
The Rights of Grantee as a Shareholder. In the event of the consummation of a Privatization, then following such Privatization, the Grantees under the Plan shall sign an irrevocable proxy pursuant to which the Grantee’s right to vote any Award Share, if any, shall be given to the person or persons designated by the Board (the “Representative”) until the consummation of an IPO following such Privatization. If prior to the consummation of the Company’s IPO, the right to vote any Award Share is held by the Trustee, then the Trustee shall be eligible to provide the right to vote any Award Share to the Representative. Such Award Shares shall be voted by the Representative in the same proportion as the result of the shareholder vote (as voted by the stockholders without taking the Award Shares in consideration). To avoid doubt, all Award Shares issued upon exercise of Awards shall entitle the holder thereof to receive any dividends and other distributions thereon granted to all holders of ordinary shares of the Company as such, if any. The holder of the proxy shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him/her, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of such proxy unless arising out of such member's own fraud, bad faith or gross negligence, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the person(s) may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise. Without derogating from the above, with respect to 102 Stock Options, such Shares shall be voted in accordance with the provisions of Section 102 and any rules, regulations or orders promulgated thereunder.

8.1.6
No Right of First Refusal or Preemptive Right. Notwithstanding anything to the contrary in the Articles of Association of the Company, none of the Grantees shall have a right of first refusal in relation with any sale of shares in the Company, nor any pre-emptive rights to purchase, along with the other shareholders in the Company, a pro rata portion of any securities proposed to be offered by the Company prior to the offering thereof to any third party.

8.1.7
Other Restrictions. It is herby clarified that Award Shares acquired upon exercise of the Awards will be subject to all restrictions and limitations to which Shares are subject to pursuant to the Articles of Association of the Company.

8.2
Other Provisions. The Award Agreements evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan as the Administrator may determine. It is herby clarified that Award Shares acquired upon exercise of the Awards will be subject to all restrictions and limitations to which Shares are subject to pursuant to the Articles of Association of the Company.

9.	TERM OF THE PLAN

The Plan shall become effective upon the Adoption Date. The Plan shall continue in effect Tduring a period of ten (10) years beginning on the Adoption Date, unless sooner terminated under Section 17 of the Plan (the “Term”).

9.1	Expiration. Unless otherwise stated in the Award Agreement, each Award shall expire on the seventh anniversary of the Effective Date.

9.2	Exercise. The Awards granted will be exercisable into Award Shares of the Company according to the Vesting Schedule set forth in the Award Agreement or in this Plan.

9.3
Exercise Price. The Exercise Price per Award Share subject to each Award Agreement shall be determined by the Administrator, provided however, that such Exercise Price shall not be less than the par value of the share into which such Option is exercisable.

In the event that the Company made an Election to grant 102 Capital Gain Stock Options, and the lock up period was withheld in accordance with the Ordinance, then for as long as the Company's Shares are traded on the Stock Exchange and subject to the provisions of the Ordinance, the following shall apply: (1) if the Exercise Price shall be lower than the average price of the Company's shares at the end of the 30 trading days preceding the Effective Date, such difference shall be deemed an income under Section 2(1) or (2) of the Ordinance, as the case may be; and (2) the remaining benefit value, (i.e. the difference between the average price and the market value of the Exercise Price, if any), shall be deemed capital gain for which Income Tax at a rate of 25% shall apply, provided, however, that the amount determined as income under Section 2(1) or (2) of the Ordinance, as aforesaid, shall not exceed the benefit value on the Exercise Date.

9.4
Transfer. No Award granted hereunder shall be transferable by the Grantee or given as collateral to any third party whatsoever other then by will or by the laws of descent and distribution. Awards may be exercised during the Grantee’s lifetime only by the Grantee, or his guardian or legal representative. Award Shares acquired upon exercise of the Awards shall be subject to such restrictions on transfer as are generally applicable to Ordinary Shares of the Company in accordance with the Company’s Articles of Association. Without derogating from any other provision in this Plan, following a Privatization of the Company, it is expressly clarified that no transfer of Award Shares shall become effective unless the Grantee has delivered to the Company a written notice thereof, together with a confirmation in writing by any transferee of the Award Shares that it is bound by all terms and conditions of this Plan and the Award Agreement. In case of transfer of the Award Shares after the death of the Grantee, the transfer shall become effective only after the transferee delivers such a written confirmation. As long as Awards and/or Award Shares are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the Award Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

Any transfer that is not made in accordance with the Plan, the Articles of Association or the applicable Award Agreement shall be null and void.

9.5	Restrictions on Transfer of Awards Shares.

9.5.1
Securities Law Restrictions. Regardless of whether the offering and sale of Award Shares under the Plan have been registered under the Israeli Securities Law 5728-1968, as amended, and the rules and regulations promulgated thereunder (the “Securities Law”) or have been registered or qualified under the securities laws of any state or other laws of any other jurisdiction, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of such Award Shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Law, the securities laws of any state or any other law.

9.5.2
Market Stand-Off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Law or equivalent law in another jurisdiction, including the Company’s IPO of its shares in a foreign jurisdiction, the Grantee shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any Award or other contract for the purchase of, purchase any or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Award Shares acquired under this Agreement without the prior written consent of the Company or its underwriters. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriters. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Award Shares subject to the Market Stand-Off, or into which such Award Shares thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Award Shares acquired under this Plan until the end of the applicable stand-off period. The Company’s underwriters shall be beneficiaries of the agreement set forth in this Subsection. This Subsection shall apply to Award Shares held by Grantees registered in the public offering under the Securities Law or equivalent law in another jurisdiction, only if the directors and officers of the Company are subject to similar arrangements.

10.	CONDITIONS UPON ISSUANCE OF AWARD SHARES

10.1
Legal Compliance. Award Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award, the method of payment and the issuance and delivery of such Award Shares shall comply with Applicable Laws (for Non Trustee 102 Stock Option and Trustee Stock Options, comply with Section 102,) and shall be further subject to the approval of counsel of the Company with respect to such compliance.

10.2
Investment Representations. The Company’s obligation to issue or allocate Award Shares upon exercise of an Award granted under the Plan may be conditioned by the Administrator upon (a) the Company’s completion of any registration or other qualifications of such Award Shares under any state and/or federal law, rulings or regulations or (b) representations and undertakings by the Grantee (or his legal representative, heir or legatee, in the event of the Grantee’s death), to assure that the sale of the Award Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Grantee (or his legal representative, heir, or legatee): (a) is purchasing such Award Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Award Shares a legend setting forth (i) any representations and undertakings which such Grantee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Award Shares, the Grantee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations of the State of Israel or any other State having jurisdiction over the Company and the Grantee.

11.	METHOD OF EXERCISE

11.1
Procedure for Exercise and Rights as a Shareholder. Any Award granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and/or set forth in the Award Agreement with respect to Employee Grantees and unless the Administrator provides otherwise, vesting of Awards granted hereunder shall be tolled during any unpaid leave of absence other than leave which according to the law does not impair employment continuity.

The Grantee may deliver to the Company on any Business Day a written notice stating the number of Award Shares the Grantee then desires to purchase, and each Award shall be deemed exercised only when the Company receives: (i) such written notice of exercise (in accordance with the Award Agreement) from the Grantee entitled to exercise the Award, and (ii) full payment for the Award Shares with respect to which the Award is exercised as set forth in Section 12.1 below. Award Shares issued upon exercise of an Award shall be issued in the name of the Grantee or in the name of the Trustee in the case of Trustee Stock Options. Until the Award Shares are issued (as evidenced by the appropriate entry in the books of the Company or of a duly authorized transfer agent of the Company), no right to vote at any meeting of the shareholders of the Company or to receive dividends or any other rights as a shareholder shall exist with respect to the Award Shares, notwithstanding the exercise of the Award, nor shall the Grantee be deemed to be a class of shareholders or creditors of the Company. Without derogating from the above, voting rights with respect to Award Shares following to their issuance, as stated above, shall be subject to the instruction of Section 8.1.5. Upon the exercise of an Award, the Company shall issue (or cause to be issued) such Award Shares promptly (up to 10 Business Days) after the Exercise Date. If any law or regulation requires the Company to take any action with respect to the Award Shares specified in such notice before the issuance thereof, then the date of their issuance shall be delayed for the period necessary to take such action.

Exercise of an Award in any manner shall result in a decrease in the number of Award Shares thereafter available, for delivery under the Award, by the number of Award Shares as to which the Award is exercised.

11.2	Termination of Relationship with a Grantee. Except as provided below, an Award may not be exercised unless the Grantee is then a Service Provider:

11.2.1
If a Grantee ceases to be a Service Provider, other then in cases specified in Subsections 11.2.2 through 11.2.4 below, the Grantee may exercise any vested Award on the date of cessation of the relationship with the Service Provider (the "Date of Cessation"), within a period of ninety (90) days following such date of cessation, but in no event later then the expiration date of the term of such Award as set forth in Section 9.1 or in the Award Agreement.

11.2.2
Death or Disability of a Grantee. If a Grantee ceases to be a Service Provider as a result of death or Disability, the Grantee may exercise his Awards within twelve months of the Date of Cessation, to the extent the Award is vested on such Date of Cessation, but in no event later than the expiration date of the term of such Awards as set forth in Section 9 or in the Award Agreement.

11.2.3
Retirement of an Employee Grantee. In the event of an Employee Grantee’s retirement, at the age of retirement under applicable law, he/she will be eligible to exercise, within twelve months of such retirement (but in no event later than the expiration date of the term of such Award as set forth in Section 9.1 or in the Award Agreement), any vested Awards.

11.2.4
Dismissal for Cause. In the event of termination of relationship with a Service Provider for Cause, the Service Provider’s right to exercise vested Awards whether vested or non vested shall terminate immediately upon the Date of Cessation, and all such Awards shall be forfeited without any payment being due. In addition, the Purchaser will be entitled, at its sole discretion, to repurchase, within twelve months of such Date of Cessation, any or all of the Award Shares resulting from the exercise of any Awards exercised prior to the date of the repurchase. The price paid for each Award Share will be determined by the Administrator, in its sole discretion, but shall not be less than the par value of the Shares being repurchased.

11.3
In addition to the vested portion of the Award on the Date of Cessation, the Board, considering the recommendations made by the Administrator, is authorized to approve the exercise of additional Awards. If, after the Date of Cessation, the Awards are not exercised within the time specified in Subsections 11.2.1 through 11.2.3, the Award shall terminate, and the Award Shares covered by such Awards shall revert to the Plan. Unless otherwise determined by the Administrator, the unvested portion of the Award on the Date of Cessation, shall not be exercisable and the Award Shares covered by such unvested portion of the Awards shall not vest, shall not become exercisable, and shall revert to the Plan.

12.	PAYMENT OF EXERCISE PRICE

12.1
Payment of Exercise Price may be made in such form and method as shall be acceptable to the Administrator in its sole discretion. In making its determination as to the type and/or method of consideration to accept, the Administrator shall consider if acceptance of such and/or method of consideration may be reasonably expected to benefit the Company. Payment may consist of any consideration and method of payment authorized by the Administrator and permitted by Applicable Laws, the Award Agreement and the Plan.

12.2
Except as otherwise determined by the Administrator, all monetary values with respect to Awards granted pursuant to this Plan, including without limitation the fair market value and the Exercise Price, shall be stated in New Israeli Shekels. In the event that the Exercise Price is in fact to be paid in any foreign currency, the conversion rate shall be the last known representative rate of such foreign currency to the New Israeli Shekels on the date of payment.

13.	TRUSTEE STOCK OPTIONS

13.1
Options granted pursuant to this Section 13 are intended to constitute Trustee Stock Options subject to Section 102, the general terms and conditions specified the Plan, except for said provisions of the Plan applying to Awards under a different tax law or regulations.

13.2	Trustee Stock Options shall be granted either as 102 Capital Gain Stock Options or 102 Ordinary Income Stock Options according to the Election and for then subject to the provisions in Section 3.

13.3
Anything herein to the contrary notwithstanding, all Trustee Stock Options granted under this Plan shall be granted by the Company to a Trustee designated by the Administrator and the Trustee shall hold each such Award and the Award Shares issued upon exercise thereof in trust for the benefit of the Grantee in respect of whom such Award was granted. All certificates representing Award Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Award Shares are released from the trust.

13.4
With regard to 102 Capital Gains Stock Options and 102 Ordinary Income Stock Options the Awards or the Award Shares and all rights related to them, including bonus shares, will be held by the Trustee for a period of at least 24 months and 12 months, respectively, from the end of the tax year in which the Effective Date  took place or a shorter period as approved by the tax authorities (the “Lock-up Period”), under the terms set in Section 102.

13.5
In accordance with Section 102, the Grantee is prohibited from selling the Awards or the Awards Shares, until the end of the Lock-up Period. The meaning of this Section for income tax purposes is that if the Employee voluntarily sells the Awards or the Awards Shares before the end of the Lock-up Period, the provision of Section 102, relating to non-compliance with the Lock-up Period, shall apply.

13.6
Anything to the contrary notwithstanding, the Trustee shall not release any Awards which were not already exercised into Award Shares by the Grantee nor release any Award Shares issued upon exercise of the Award, prior to the full payment of the Exercise Price and Grantee’s tax liability arising from Trustee Stock Options which were granted to him/her and/or Awards Shares issued upon exercise of such Trustee Stock Options. On or prior to the receipt of the Award, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Award granted or Award Share issued to him thereunder.

13.7	Trustee Stock Options may only be granted to Employees and members of the Board. (subject to approval of the Plan by the tax authorities).

14.	3(i) STOCK OPTIONS.

14.1
Options granted pursuant to this Section 14 are intended to constitute 3(i) Stock Options and shall be subject to the general terms and conditions specified in the Plan, except for said provisions of the Plan applying to Awards under a non-Israeli regime.

14.2	3(i) Options may not be granted to Employees or members of the Board.

14.3	The 3(i) Stock Options which shall be granted pursuant to the Plan may be issued to a trustee appointed by the Administrator.

15.	NON TRUSTEE 102 STOCK OPTIONS

15.1
Options granted pursuant to this Section 15 are intended to constitute Non Trustee 102 Stock Options and shall be subject to the general terms and conditions specified the Plan, except for said provisions of the Plan applying to Awards under a different tax law or regulations.

15.2	The Non Trustee 102 Stock Options which shall be granted pursuant to the Plan may be issued to a trustee appointed by the Administrator.

15.3
If the Grantee’s employment with the Company is terminated for any reason, the Grantee will be obligated to provide the Company, to its satisfaction and subject to its sole discretion, with a security or guarantee to cover any future tax obligation resulting from the disposition of the Awards or the Award Shares.

16.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR MERGER

16.1
Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Award Shares covered by or underlying each outstanding Award and the number of Award Shares which have been authorized for issuance under the Plan but as to which no Awards have been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the Exercise Price per Share of each such outstanding Award shall be appropriately adjusted in the case of any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Shares. Such adjustment shall be made by the Board, whose determination shall be final, binding and conclusive. Except as expressly provided herein no: (i) issuance by the Company of shares of any class, or securities convertible into shares of any class, (ii) conversion of any convertible securities of the Company; (ii) payment of a cash dividend and/or; (iv) rights issue; shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Award Shares subject to an Award.

16.2
Dissolution or Liquidation. It is hereby clarified that in the event of dissolution or liquidation of the Company, the Company shall have no obligation to notify the Grantee of such event and any Awards that have not been previously exercised, will terminate immediately prior to the consummation of such proposed action.

16.3
Voluntary Liquidation. Notwithstanding Subsection 16.2 above, in the event of a voluntary liquidation of the Company, which is not considered a Merger or Acquisition, the Administrator shall notify each Grantee as soon as practicable, but not less than 7 Business Days prior to the effective date of such proposed voluntary liquidation. The Grantee will have the right to exercise his or her vested Awards within 5 Business Days from receipt of such notice but in any case not later then the effective date of such voluntary liquidation. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action, unless the Board has authorized a longer period to exercise vested Awards to certain Grantees.

16.4
Merger or Acquisition. In the event of a Merger or Acquisition, each outstanding Award shall be assumed or an equivalent Award substituted by the successor company or a parent or subsidiaries of the successor company. In the case of such assumption and/or substitution of Awards, appropriate adjustments shall be made in the Exercise Price to reflect such action, and all other terms and conditions of the Award Agreements, such as the vesting dates, shall remain in force, all as will be determined by the Board whose determination shall be final.

The Administrator shall determine, in its discretion, the proper exchange ratio of the Awards and the fair value of such Awards for purpose of such substitution, shall be authorized to accelerate the vesting date of any or all Awards and shall be authorized to make all necessary adjustments in the terms of the Awards and the substituted Awards (including, without limitation, adjustments in the Exercise Price) that are fair under the circumstances.

In the event that the successor company refuses to assume or substitute for the Awards, then unless otherwise set forth in a specific Award Agreement as determined by the Administrator at its discretion, the Grantee shall retain the right to exercise vested Awards, and in addition 100% of any unvested Awards and the Administrator shall notify the Grantee in writing that such Awards shall be exercisable for a period not less than fifteen days from the date of such notice, and the Awards shall terminate upon the expiration of such period.

For the purposes of this Section 16.4, Awards shall be considered assumed if, following the Merger or Acquisition, the Award (or substitute award) confers upon the

Grantee the right to purchase or receive, for each Share of Award Shares for which the Award was exercisable immediately prior to the Merger or Acquisition, the pro rata consideration (whether shares, stock options, cash, or other securities or property) received in the Merger or Acquisition by holders of Shares for each Share held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Merger or Acquisition is not solely common shares (or their equivalent) of the successor company or its parent, the Administrator may, with the consent of the successor company, provide for the consideration to be received upon the exercise of the Award, for each Share of Award Shares, to be solely common shares (or their equivalent) of the successor company or its parent equal in fair market value to the per share consideration received by holders of a majority of the outstanding shares in the Merger or Acquisition, and provided further that the Administrator may determine, in its sole discretion, that in lieu of such assumption or substitution of Awards for awards by the acquiring corporation or its parent or Subsidiaries, such Awards will be substituted for by any other type of asset or property including cash which is fair under the circumstances.

17.	AMENDMENT AND TERMINATION OF THE PLAN

17.1	Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

17.2	Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

17.3
Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee under an Award Agreement, unless mutually agreed otherwise between the Grantee and the Company, which agreement must be in writing and signed by the Grantee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination and the terms of the Plan shall continue to be in effect with regard to any Awards and Award Shares granted pursuant to it. Notwithstanding the foregoing, the Board may exercise its authority under Section 16 without the consent of Grantees.

18.	INABILITY TO OBTAIN AUTHORITY

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary for the lawful issuance and sale of any Award Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Award Shares as to which such requisite authority shall not have been obtained.

19.	GOVERNING LAW& JURISDICTION; GOVERNMENT REGULATIONS

The Plan, and the granting and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Award Shares under such Awards, shall be subject to all applicable laws, rules, and regulations of the State of Israel or any other State having jurisdiction over the Company and the Grantee and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan.

Nothing herein shall be deemed to require the Company to register the Award Shares under the securities laws of any jurisdiction. The Company may require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with applicable laws.

20.	DISPUTES

Any dispute or disagreement which may arise or as a result of this Plan or the Award Agreement shall be settled by the Administrator, in its sole discretion and judgment and that any such determination and any interpretation by the Administrator of the terms of this Plan shall be final and shall be binding and conclusive for all purposes.

21.	TAX CONSEQUENCES

If the Administrator shall so require, as a condition of exercise of an Award, the release of Award Shares by the Trustee or the expiration of the Lock-up Period (each a "Tax Event"), each Grantee shall agree that, no later than the date of the Tax Event, he/her will pay to the Company or make arrangements satisfactory to the Administrator and the Trustee (where relevant) regarding payment of any applicable taxes of any kind required by law to be withheld or paid upon the Tax Event. To the extent approved by the Administrator and permitted by law, a withholding obligation may be satisfied by the withholding or delivery of Award Shares.

ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS, OR IN THE CASE OF AN OPTION, FROM ITS EXERCISE, FROM THE SALE OR DISPOSITION OF THE AWARD SHARES OR FROM ANY OTHER ACT OF THE GRANTEE IN CONNECTION WITH THE FOREGOING SHALL BE BORNE SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PENALTY, INTEREST OR INDEXATION THEREON OR THEREUPON.

With respect to Trustee Stock Options, the Trustee shall hold such Trustee Stock Options throughout their existence, and shall hold the Awards or the Award Shares until the payment of all applicable taxes by the Grantee subject to that the Trustee is satisfied that the payment is sufficient and necessary for the discharge of such Grantee’s tax obligations with respect to such Awards or Award Shares. While holding the Award Shares, the Trustee will be responsible for transferring to the Grantees any notice provided by the Company to its shareholders. Subject to fulfillment of all their obligations, Grantees will be entitled to instruct the Trustee to act on their behalf in utilizing the rights of their Award Shares and the Trustee shall be obligated thereto.

The Company and/or, when applicable, the Trustee shall not be required to release any Award Share certificate to a Grantee until all required payments have been fully made.

22.	PROVISIONS FOR FOREIGN PARTICIPANTS

The Board may, without amending the Plan, modify Awards granted to participants who are foreign nationals or employed outside Israel to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefits or other matters.

23.	NON- EXCLUSIVITY OF THE PLAN

This Plan shall not be construed, amending, modifying or resending any previously approved incentive arrangement as creating any limitations on the powers of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Adopted by the Board of Directors:

Chairman of the Board of Directors: Jonathan Adereth

Date: May 30, 2011